Exhibit 99.2

PERDIGÃO S. A.

OPINION OF THE FISCAL COUNCIL ON THE MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR DECEMBER 31 2008

The Fiscal Council of Perdigão S. A. in the exercising of its legal and statutory functions, having examined the Management Report as well as the Financial Statements, incorporating the Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Changes in Financial Position, Cash Flow Statement and Explanatory Notes, all relating to the fiscal year ending December 31 2007, and having as their basis the opinion of the independent auditors KPMG Auditores Independentes S/C, is of the opinion that the said items adequately reflect the Company’s balance sheet and economic-financial situation, thus being apposite for approval by the General Shareholders Meeting.

São Paulo, March 23 2009.

Attilio Guaspari	Fabio dos Santos Fonseca

Décio Magno Andrade Stochiero